
July 23, 2012

Via E-mail
Mr. Craig Howie
Executive Vice President and Chief Financial Officer
Everest Re Group, Ltd.
Wessex House – 2nd Floor
45 Reid Street
PO Box HM 845
Hamilton HM DX, Bermuda

Re: Everest Re Group, Ltd.
          Form 10-K for the Fiscal Year Ended December 31, 2011
          Filed February 29, 2012
          File No. 001-15731

Dear Mr. Howie:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

        After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis
Claims and Expenses, page 48

1. You have disclosed that the increase in Losses and LAE from 2010 to 2011 was a result of a $713.9 million increase in catastrophe losses in 2011 compared to 2010 primarily due to losses from the Japan and New Zealand earthquakes, Thailand floods, U.S. storms, Australia floods and Hurricane Irene. You have also disclosed that the increase in Losses and LAE from 2009 to 2010 was a result of a $571.6 million increase in catastrophe losses primarily due to losses on the Chilean earthquake, New Zealand earthquake, Australian hailstorms and floods, and the Canadian hailstorm. Please provide us proposed disclosure to be included in future periodic reports to quantify each significant factor that resulted in the significant

increase. For example, disclose the amount recorded for each significant catastrophe event that occurred in each year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant